Exhibit 99.1

4d Pharma PLC

4D PHARMA PLC (“4D pharma”) RECEIVES NOTICE OF DELISTING FROM NASDAQ

Leeds, UK, 28 June, 2022 – 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces that on June 27, 2022, it received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that in accordance with Listing Rules 5101, 5110(b), and IM-5101-1, Nasdaq Staff (the “Staff”) has determined that 4D pharma’s securities will be delisted from The Nasdaq Stock Market. Accordingly, trading of 4D pharma’s LBPS will be suspended at the opening of business on July 7, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove 4D pharma’s securities from listing and registration on The Nasdaq Stock Market.

The Staff’s determination was based on the following factors: the associated public interest concerns raised by 4D pharma’s press release dated June 24, 2022 in which 4D pharma announced that it had been placed into administration under English law; and concerns regarding the residual equity interest of the existing holders of listed securities.

4D pharma may appeal the Staff’s determination to the Hearing Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. 4D pharma has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase II clinical trial of MRx0518 in combination with BAVENCIO® (avelumab) in the first-line maintenance setting for urothelial carcinoma, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in irritable bowel syndrome (IBS) which has completed a successful Phase II trial. Additional preclinical-stage programs include candidates for CNS disease, immune-inflammatory conditions and cancer. 4D pharma has a research collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, NJ, USA), to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the timing of studies, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on 4D pharma’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on 4D pharma. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting 4D pharma will be those that it anticipates.

4d Pharma PLC

All of 4D pharma’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from 4D pharma’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that could cause actual results to differ materially include potential delays in the process of delisting and, if pursued by 4D pharma, the outcome of any appeal of the Staff’s determination. 4D pharma wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. 4D pharma undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Contact Information:

4D pharma

Investor Relations ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker

Dominic Wilson +44 (0)20 7332 2500

Stern Investor Relations

Julie Seidel +1-212-362-1200

julie.seidel@sternir.com

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

neil@ibcomms.agency / michelle@ibcomms.agency